                            COLUMBIA FUNDS TRUST VII
                              One Financial Center
                           Boston, Massachusetts 02111

                                December 27, 2004

VIA EDGAR

U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549
Attention:  Valerie J. Lithotomos, Esq.

         Re:      Columbia Funds Trust VII (the "Trust")
                  File Numbers:  811-6347; 33-41559
                  Post-Effective Amendment No. 31 to the Registration Statement of the Trust on Form N-1A (the "Post-Effective Amendment")

Dear Ms. Lithotomos:

         On behalf of the Trust, I respectfully request that the above-referenced Post-Effective Amendment be declared effective at 12:00 p.m. Eastern time on Thursday, December 30, 2004, or as soon as possible thereafter.

         As requested, we acknowledge the following: (i) the Trust is responsible for the adequacy and accuracy of the disclosure in the Post-Effective Amendment; (ii) staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the Post-Effective Amendment; and (iii) the Trust may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. As indicated in the Commission's June 24, 2004 release regarding the public release of comment letters and responses, you are requesting such acknowledgements from all companies whose filings are being reviewed, and this request and these acknowledgements should not be construed as suggesting that there is an inquiry or investigation or other matter involving the Trust.

                                                Very truly yours,

                                                COLUMBIA FUNDS TRUST VII


                                                /s/ Vincent P. Pietropaolo
                                                -------------------------------
                                                Name:  Vincent P. Pietropaolo
                                                Title:  Assistant Secretary
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                        COLUMBIA FUNDS DISTRIBUTOR, INC.
                              One Financial Center
                           Boston, Massachusetts 02111

                                December 27, 2004

VIA EDGAR

U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549
Attention:  Valerie J. Lithotomos, Esq.

         Re:      Columbia Funds Trust VII (the "Trust")
                  File Numbers:  811-6347; 33-41559
                  Post-Effective Amendment No. 31 to the Registration Statement of the Trust on Form N-1A (the "Post-Effective Amendment")

Dear Ms. Lithotomos:

         On behalf of the Trust's principal underwriter, Columbia Funds Distributor, Inc., I respectfully request that the above-referenced Post-Effective Amendment be declared effective at 12:00 p.m. Eastern time on Thursday, December 30, 2004, or as soon as possible thereafter.

                                             Very truly yours,

                                             COLUMBIA FUNDS DISTRIBUTOR, INC.


                                             /s/ Vincent P. Pietropaolo
                                             ------------------------------
                                             Name:  Vincent P. Pietropaolo
                                             Title:  Assistant Clerk